
January 23, 2013

Via E-mail
Mr. Michael S. Poteshman
Executive Vice President and Chief Financial Officer
Tupperware Brands Corporation
14901 South Orange Blossom Trail
Orlando, FL 32837

      RE: Tupperware Brands Corporation
              Form 10-K/A for the Year Ended December 31, 2011
              Filed January 9, 2013
              Response dated January 9, 2013
              File No. 1-11657

Dear Mr. Poteshman:

      We have reviewed your response letter dated January 9, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to this comment, we may have additional comments.

Financial Statements
Notes to the Financial Statements
Note 12 – Income Taxes, page 67

1. We have reviewed your response to prior comment three from our letter dated December 27, 2012. Your response indicates that you have generated significant U.S. taxable income due to foreign dividend repatriations. Your response to prior comment two from our letter dated December 27, 2012 indicates that there was limited cash held by foreign subsidiaries at the end of 2011 and that this cash was inaccessible or needed for investment in foreign operations. In this regard, it is not clear if you expect to continue to generate U.S. taxable income from foreign dividend repatriations. Please expand your disclosures to more specifically address how you expect to generate U.S. taxable income in the future.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief